MAGNEGAS CORPORATION

11885 44TH STREET NORTH

CLEARWATER, FL 33762

August 14, 2017

VIA EDGAR

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated July 21, 2017 MagneGas Corporation Registration Statement on Form S-1 Filed June 30, 2017 File No. 333-219138

Dear Ms. Ravitz:

MagneGas Corporation (the “Company”) respectfully submits this letter in response to the comments contained in your letter dated July 21, 2017 relating to the Company’s Registration Statement on Form S-1 (File No. 333-219138) filed on June 30, 2017 with the Securities and Exchange Commission (the “Commission”). We have, for convenience, reproduced the Staff’s comments, followed by our responses.

1.	COMMENT: It appears that you started the offer and sale of the of the Series C Convertible Preferred Stock privately, since (a) the Series C Preferred Warrants were immediately convertible when issued and (b) you completed the sale of the warrants in an unregistered transaction. As a result, you may only register the resale of the Series C Convertible Preferred Stock, rather than the issuance thereof. Please amend your registration statement accordingly or advise.

RESPONSE: In response to the Staff’s comment, the Company has filed a request to withdraw the Registration Statement on Form S-1 (File No. 333-219138) filed on June 30, 2017. Also in response to the Staff’s comment, the Company has filed Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-219175) filed on July 6, 2017, to register for resale the shares of Series C Convertible Preferred Stock issuable upon exercise of the Series C Preferred Warrants.

2.	COMMENT: Further, since the Series C Convertible Preferred Stock may be immediately converted into underlying common stock, any sale of the Series C Convertible Preferred Stock also includes the underlying common stock. As such, you should also either register the underlying common with the preferred, or establish the same exemption from registration. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has filed a request to withdraw the Registration Statement on Form S-1 (File No. 333-219138) filed on June 30, 2017. Also in response to the Staff’s comment, the Company has filed Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-219175) filed on July 6, 2017, to register for resale the shares of common stock underlying the shares of Series C Convertible Preferred Stock.

Please contact me at (509) 953-3059 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tyler B. Wilson

Tyler B. Wilson, Esq.

General Counsel, MagneGas Corporation

cc:	Caleb French, Securities and Exchange Commission